EXHIBIT 99.29

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CORVUS GOLD INC. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

January 22, 2014

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is January 22, 2014.  The material change report was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Marketwire.

Item 4.	Summary of Material Change

The Issuer provides final drill results including 42 metres @ 4.9 g/t gold and 30 g/t silver in the deepest intersection to date at the Yellowjacket Deposit, North Bullfrog Project, Nevada, extending the system along strike and at depth.

Item 5.	Full Description of Material Change

The Issuer reports final assay results from the last 10 core holes drilled during the 2013 campaign at its 100% controlled North Bullfrog Project in Nevada.  Exceptional high-grade results from the northernmost holes in the Yellowjacket vein system include: NB-13-372, a step out of 89 metres along strike from NB-13-370, with 27.8 metres @ 2.9 g/t gold, including 3.3 metres @ 3.9 g/t gold and 33.3 g/t silver, and NB-13-369, a step out of an additional 41 metres along strike from NB-13-372, with 37 metres @ 3.2 g/t gold including 12.9 metres @ 4.1 g/t gold and 60.6 g/t silver (Table 1, Figure 1).  The Yellowjacket system now has a drill defined strike of nearly 800 metres and remains open to the north and at depth (Figure 1).

Yellowjacket Drilling

Hole NB-13-370 returned the deepest intersection to date on the Yellowjacket system (170 metres down dip), which has shown a marked increase in the grade of the system.  The vein/stockwork intercept in this hole was 41.7 metres @ 4.9 g/t gold and 29.7 g/t silver, including 4.9 metres of 21.2 g/t gold and 117 g/t silver, surrounded by over 60 metres of disseminated low-grade gold-silver mineralization.  The hole terminated in mineralization.  This drill intercept is 125 metres down dip from the intersection in NB-13-358 (24 metres @ 1.3 g/t gold) and 73 metres down dip from NB-13-359 (65 metres @ 3 g/t gold), both of which were reported in NR13- 32, December 5, 2013).  This new deeper hole opens up significant potential to extend the depth of the deposit into what appears to be a higher grade portion of the system.

An important geological feature, called the NE30 fault, intersects the Yellowjacket vein in this northern area.  The fault is mineralized and, as it approaches the Yellowjacket vein structure, a thick zone of stockwork is developed between the structures as indicated by the thickness of peripheral stockwork in the hangingwall of the vein zone in hole NB-13-370 (60 metres @ 0.37 g/t gold, Table 1).  Hole NB-13-371, with 10 metres of 0.63 g/t gold, was drilled to confirm the location of this structural zone so it can be targeted for future high-grade veins outboard of the main Yellowjacket.  The NE30 structure is consistently mineralized in holes 369, 370, 371 and 372, forming a large target (Table 1).

At North Sierra Blanca, hole NB-13-375 returned 138 metres of oxide material averaging 0.26 g/t gold, thereby continuing to expand the bulk tonnage deposit and improve the confidence in the results to date.  In addition, high silver intersections in hole NB-13-376 and the bottom of hole NB-13-375 have emerged as future targets for more Yellowjacket type veins at depth.

Holes NB-13-362 and NB-13-363 are PQ diameter holes drilled in the Yellowjacket deposit to confirm continuity of high-grades in larger diameter core and to acquire material for coarse crush metallurgical testing.  Hole NB-13-362, with 35 metres of 4.0 g/t gold, was drilled in the center of four holes (NB-13-353, 354, 355 and 356) and has returned a similar average grade and thickness as the 4 surrounding holes.  Hole NB-13-363, with 19 metres @ 3.4 g/t gold, is the twin of hole NB-12-347 which reported 14 metres @ 7.1 g/t gold.  The consistency of the zone thickness is good and the variations in the grade reflect the typical variability associated with high-grade gold and silver systems and are encouraging in establishing continuity of grade with larger diameter core.

Table 1: Significant intercepts* from recent core holes at Yellowjacket.
(Reported drill intercepts are not true widths.  At this time, there is insufficient data with respect to the shape of the mineralization to calculate its true orientation in space.)

Hole ID and Orientation	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Comments
	57.2	92.6	35.5	0.16	0.8	Disseminated
	92.6	102.9	10.3	0.40	2.8	HW Peripheral Stockwork
	102.9	116.9	14.1	0.47	2.4	HW Stockwork
NB-13-362	116.9	124.5	7.6	4.90	57.9	Main Vein
Az 100	124.5	137.8	13.3	7.10	10.2	FW Stockwork
Incl -54			35.0	3.96	17.4	Vein + Main Stockwork
	137.8	162.3	24.5	1.15	1.8	FW Peripheral Stockwork
	55.4	63.5	8.0	0.36	7.5	HW Peripheral Stockwork
	63.5	67.0	3.5	2.13	7.0	HW Stockwork
NB-13-363	67.0	70.1	3.1	3.25	11.5	Main Vein
Az 90	70.1	83.0	12.9	3.72	24.1	FW Stockwork
Incl -82			19.5	3.36	19.0	Vein + Main Stockwork
	83.0	133.3	50.3	0.37	1.4	FW Peripheral Stockwork
	52.6	65.6	13.0	1.28	36.51	HW Peripheral Stockwork
	65.6	68.7	3.1	3.69	18.82	HW Stockwork
NB-13-347	68.7	71.2	2.5	4.60	36.27	Main Vein
Az 90	71.2	79.7	8.4	9.12	17.38	FW Stockwork
Incl -82			14.1	7.11	21.05	Vein + Main Stockwork
	79.7	132.3	52.6	0.35	1.59	FW Peripheral Stockwork

Hole ID and Orientation	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Comments
	120.1	129.2	9.2	1.01	1.3	NE 30 Stockwork
	129.2	150.9	21.7	2.98	13.6	HW Stockwork
NB-13-369	150.9	163.8	12.9	4.08	60.6	Main Vein
Az 60	163.8	166.1	2.4	0.16	15.0	FW Stockwork
Incl -65			36.9	3.19	30.1	Vein + Main Stockwork
	166.1	172.6	6.4	0.22	3.4	FW Peripheral Stockwork
	188.5	190.7	2.2	1.16	8.8	FW Vein
	94.5	101.4	6.9	0.14	2.6	NE 30 Stockwork
	101.4	161.2	59.8	0.37	2.5	HW Peripheral Stockwork
	161.2	189.2	28.0	0.70	9.4	HW Stockwork
NB-13-370	189.2	194.1	4.9	21.16	117.0	Main Vein
Az 125	194.1	202.9	8.7	9.19	45.9	FW Stockwork
Incl -45			41.7	4.89	29.7	Vein + Main Stockwork
	202.9	204.6	1.7	0.26	1.1	FW Peripheral Stockwork to TD
NB-13-371	118.3	128.3	10.0	0.63	1.9	NE 30 Stockwork did not test YJ Vein
Including	125.1	128.3	3.1	1.38	3.2	Az 125 Incl -67
	105.8	116.3	10.6	0.68	1.4	NE 30 Stockwork
	116.3	129.6	13.2	3.10	5.7	HW Stockwork
NB-13-372	129.6	132.8	3.2	3.87	33.3	Main Vein
Az 90	132.8	144.2	11.4	2.40	2.8	FW Stockwork
Incl -60			27.8	2.91	7.7	Vein + Main Stockwork
	144.2	183.5	39.3	0.29	1.6	FW Peripheral Stockwork to TD
*Intercepts calculated at a 0.1g/t gold cutoff and with up to 1 metre of internal waste.

Other Drill Results from North Sierra Blanca and Air Track Hill

Three core holes were drilled on the crest of Sierra Blanca North to evaluate quartz stockwork mineralization found in RC holes NB-13-242 and 246 (41m @ 0.7 g/t gold and 21m @ 0.5 g/t gold).  Core hole NB-13-373 undercut hole NB-13-242 and returned an interval of 17 metres of 0.58 g/t gold inside of an overall intercept of 78 metres of 0.26 g/t gold, establishing the continuity of the zone (Table 2).  The difference in the thickness of the higher grade zone reflects a less oblique angle of intersection in the angled core hole compared to the vertical RC holes.  Hole NB-13-375, with 138 metres @ 0.26 g/t gold, was designed to test the stockwork and define the location of a key fault along the north-easterly flank of Sierra Blanca North.  Hole NB-13-376 was drilled to establish the location of the NE40 fault and confirmed that it is mineralized, thereby outlining a deeper exploration target for potential high-grade veins for the 2014 program.

Hole NB-13-365, drilled at Air Track Hill to follow up the high tellurium mineralization found in the area, encountered the tellurium enriched structure but with only moderately anomalous gold grades.  The hole will help define the orientation of the structure that hosts the tellurium-rich gold mineralization in hole NB-13-364 (NR14-01, January 9, 2014).

Table 2: Significant intercepts* from recent core holes at North Sierra Blanca.
(Reported drill intercepts are not true widths.  At this time, there is insufficient data with respect to the shape of the mineralization to calculate its true orientation in space.)

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Comments
NB-13-373	47.2	69.6	22.5	0.21	0.9	Az 40 Incl -60
	77.5	155.8	78.2	0.26	0.8
Including	93.3	110.0	16.7	0.58	1.0
NB-13-374	hole lost and not sampled					Az 70 Incl -70
NB-13-375	32.9	171.1	138.2	0.26	1.4	Az 70 Incl -70
Including	37.8	58.8	21.0	0.35	0.8
Including	69.7	119.1	49.4	0.33	1.0
Including	145.5	154.2	8.7	0.30	5.5	NE 40 Fault (high silver target)
NB-13-376	18.8	40.9	22.1	0.11	2.5	Az 70 Incl -45 (high silver target)
	82.0	88.4	6.4	0.19	1.8
	103.6	105.7	2.1	0.58	2.0	NE 40 Fault (high silver target)
NB-13-365	no significant intercepts					Air Track Hill
*Intercepts calculated at a 0.1g/t gold cutoff and with up to 1 metre of internal waste.

About the North Bullfrog Project, Nevada

The Issuer controls 100% of its North Bullfrog Project, which covers approximately 68 km² in southern Nevada just north of the historic Bullfrog gold mine formerly operated by Barrick Gold Corporation.  The property package is made up of a number of leased patented federal mining claims and 758 federal unpatented mining claims.  The project has excellent infrastructure, being adjacent to a major highway and power corridor.

Figure 1:  Location of drill hole discussed in this news release.  Red collars and traces indicate holes reported in this material change report.  Blue indicates holes for which assays are pending.  Black indicates previously released results. Significant mineralized faults are shown in dark red.  Grey hachured lines show outlines of present proposed pit designs.  Topographic contour interval is 2 metres.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that form the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the CEO and holds common shares and incentive stock options.

The work program at North Bullfrog was designed and supervised by Russell Myers (CPG 11433), President of the Issuer, and Mark Reischman, the Issuer’s Nevada Exploration Manager, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log and track all samples prior to sealing and shipping.  Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment.  All resource sample shipments are sealed and shipped to ALS Chemex in Reno, Nevada, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assaying.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential to extend the depth of the Yellowjacket deposit into what appears to be a higher grade portion of the system; the potential for there to be high-grade veins outboard of the main Yellowjacket vein system, the potential to develop multiple Yellowjacket style high-grade zones and to expand the Yellowjacket deposit at depth, the potential for the Issuer to be able to establish the continuity of the deposit, the potential to discover additional high grade veins or additional deposits, including the potential for a large target to exist beneath the currently defined oxide deposit, the potential for the Yellowjacket system, in general, to get larger, with higher grades, at depth, the potential for the North Bullfrog system to continue to grow and/or to develop into a major new higher-grade, District scale, Nevada gold discovery, the potential for any mining at or production from North Bullfrog, the potential for the identification of multiple deposits at North Bullfrog, the potential for the Issuer to secure or receive any royalties in the future, business and financing plans and business trends, are forward-looking statements.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2013 Annual Information Form and latest interim Management Discussion and Analysis filed with certain securities commissions in Canada.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Caution Regarding Adjacent or Similar Mineral Properties

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefrom or economics with respect thereto, are not indicative of mineral deposits on the Issuer’s properties or the potential production from, or cost or economics of, any future mining of any of the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Chairman & CEO
Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

January 28, 2014